Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company; E. I. du
Pont de Nemours and Company; DowDuPont Inc.

Commission File No.: 001- 00815

MERGER UPDATE & FORM S-4 HIGHLIGHTS March 1, 2016

Regulation G The attached charts include information that does not conform to generally accepted accounting principles (GAAP). Management of the companies believe that an analysis of this data is meaningful to investors because it provides insight with respect to comparisons of the ongoing operating results of the companies. These measures should not be viewed as an alternative to GAAP measures of performance. Furthermore, these measures may not be consistent with similar measures provided by other companies. This data should be read in conjunction with previously published reports by the respective companies on Forms 10-K, 10-Q, and 8-K. These reports, along with reconciliations of non-GAAP measures to GAAP are available on our respective websites. Reconciliations of non-GAAP measures to GAAP are also included with this presentation. Cautionary Notes on Forward Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the preliminary registration statement on Form S-4 filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the preliminary registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. 2

3 Important Information About the Transaction and Where to Find It In connection with the proposed transaction, on March 1, 2016 DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”), filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also will constitute a prospectus of DowDuPont. These materials are not final and may be amended. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or definitive registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the preliminary materials filed on March 1, 2016 and the definitive versions of these materials and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following: Dow DuPont 2030 Dow Center 974 Centre Road Midland, MI 48674 Wilmington, DE 19805 Attention: Investor Relations Attention: Investor Relations +1 989-636-1463 +1 302-774-4994 Participants in the Solicitation Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 27, 2015 and the joint proxy statement/prospectus of Dow contained in the Form S-4, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 23, 2015 and the joint proxy statement/prospectus of DuPont contained in the Form S-4, which are filed with the SEC. A more complete description will be available in the definitive registration statement on Form S-4 and the joint proxy statement/prospectus. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Agenda 4 Form S-4 Financial Highlights Form S-4 DowDuPont Governance Highlights Timeline & Key Workstreams Update DowDuPont Synergies DowDuPont: Unlocking Shareholder Value & Creating Three Leading Businesses Underpinned by Strong Industrial Logic

Form S-4 Overview Initial filing of Form S-4 Registration Statement with the Securities and Exchange Commission (SEC) Initial filing starts the comment and review period with the SEC Form S-4 will become effective after the SEC has completed their review 5

Form S-4 Financial Highlights Combined 2015 pro forma Net Sales of ~$74B and Operating EBITDA of ~$15B Pro forma unaudited financial information was prepared on an as-reported basis1 6 Income statement and balance sheet reclassifications reflect changes to adjust DuPont’s financial statement presentation to conform with that used by Dow Pro forma does not reflect any cost or growth synergies that the combined company may achieve as a result of the merger, or the costs to combine the operations of Dow and DuPont, or the costs necessary to achieve these cost or growth synergies Pro forma combined cash dividends per share is not presented, as the dividend policy for the combined company will be determined by the DowDuPont board of directors following completion of the mergers Certain/significant items are included The summary pro forma financial statements , based on the Form S-4 filed on March 1, 2016, have been presented for informational purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the mergers been completed as of the dates indicated. In addition, the pro forma financial statements do not purport to project the future financial position or operating results of the combined company Key pro forma adjustments Dow is treated as the “acquiring entity” for accounting purposes per U.S. GAAP Significant fair value adjustments were applied to DuPont’s balance sheet (inventory, net property, other intangible assets, deferred income tax liabilities, deferred revenue and debt), resulting in goodwill on the combined company Income statement impact of the fair value adjustments primarily relates to additional depreciation, amortization and interest expense in connection with fair value step-up In millions, except per share amounts December 31, 2015 Pro Forma Condensed Combined Statement of Income Data Net sales 73,836 $ Net income from continuing operations 9,170 $ Net income available for DowDuPont common stockholders 8,716 $ Earnings per common share - diluted 3.68 $ Earnings per common share - basic 3.87 $ Pro Forma Condensed Combined Balance Sheet Data Total assets 157,634 $ Total liabilities 77,609 $ Total equity 80,025 $

DowDuPont Financial Profile

	Dow	DuPont	Pro Forma DowDuPont[1]
Net Sales	~$49B	~$25B	~$74B
Operating EBITDA	~$10B	~$5B	~$15B
Operating EBITDA margin %	*~20%*	*~20%*	*~20%*
Dividend Policy	45% of Net Income	25-45% of Cash from Operations	Consistent with Current Policies at Both Companies
Credit Rating[2]	BBB/Baa2/BBB	A-/A3/A	Targeting an Investment Grade Credit Rating
Net Debt	$8.6B	$2.6B	$13.5B[3]

Plus Total Expected Cost Synergies of ~$3 Billion

Source: Based on Dow and DuPont's financial information as reported in each company's 2015 Form 10-K filing.
1. The summary pro forma financial information, based on the Form S-4 filed on March 1, 2016, is presented for illustrative purposes only and is not necessarily indicative of the future operating results or financial position of the combined company. 2. S&P/Moody's/Fitch. S&P and Fitch have placed DuPont's long-term ratings on negative watch and Moody's has placed DuPont on negative outlook. 3. Numbers do not sum due to pro forma adjustments based on the Form S-4 filed on March 1, 2016.

7

Agenda 8 Form S-4 Financial Highlights Form S-4 DowDuPont Governance Highlights Timeline & Key Workstreams Update DowDuPont Synergies DowDuPont: Unlocking Shareholder Value & Creating Three Leading Businesses Underpinned by Strong Industrial Logic

Andrew N. Liveris to be named Executive Chairman with focus on Material Science Edward D. Breen to be named CEO with focus on Agriculture and Specialty Products Breen and CFO are collectively responsible for DowDuPont’s financial oversight Combined Board of Directors to have 16 directors, consisting of eight current Dow directors and eight current DuPont directors, including Breen and Liveris Combined Board of Directors will have two independent co-lead directors Governance Highlights 9 Advisory Committees to be established at merger closing for each of the intended companies: Agriculture, Material Science and Specialty Products Breen to be responsible for establishment, integration and operation of Agriculture and Specialty Products Liveris to be responsible for the establishment, integration and operation of Material Science In these roles, both Liveris and Breen will report to the Board of Directors Intended Separation into Three Companies Merged Entity

Advisory Committees: Structure & Responsibilities 10 Advisory Committee responsibilities: Sole authority to approve any changes to the scope of its associated business by an affirmative vote of the majority of the members of such committee; Develop capital structure in accordance with the DowDuPont bylaws; Name CEO and leadership teams; and Provide monthly status updates to DowDuPont Board on progress of intended spins Advisory Committee decisions generally subject to override by vote of greater than 66 2/3 of DowDuPont board Committees will remain in place for a minimum of 2 years post merger or until intended separation; anticipated that committee members will become Board members of the separated entities DowDuPont board will establish Advisory Committees for the Agriculture, Material Science and Specialty Products businesses Executive Chairman and CEO of DowDuPont will serve on each committee Ag committee will also include certain DowDuPont board members that are DuPont continuing directors and certain DuPont directors serving ex-officio Material Science committee will also include certain DowDuPont board members that are Dow continuing directors and certain Dow directors serving ex-officio Specialty Products committee will also include certain members of the legacy Dow and DuPont boards as agreed on by the Executive Chairman and CEO of DowDuPont Responsibilities Structure

Agenda 11 Form S-4 Financial Highlights Form S-4 DowDuPont Governance Highlights Timeline & Key Workstreams Update DowDuPont Synergies DowDuPont: Unlocking Shareholder Value & Creating Three Leading Businesses Underpinned by Strong Industrial Logic

Close 2H16 Signed 12/11/15 Share-holder Vote 2Q16 S-4 Filing 1Q16 Initial Draft 3/1/16 Hart-Scott- Rodino Filing 1/27/16 ROW Competi-tion Filings 1Q16/ 2Q16 In-Process Complete Spins1 Stand Up SpinCos1 Capture >$3B of cost synergies Significant Progress on Execution of Planned Merger of Equals Drive close of transaction 4Q15 2016 2017-2018 Prepare to operate MergeCo Plan to operate three business portfolios & ensure synergy capture Prepare for intended spins CLOSE Operation of public MergeCo Spin as soon as possible Achieve 100% run-rate <24 mo. after close 1. Subject to DowDuPont Board Approval 12 Each Company’s Planning Teams are Making Progress to Expedite Synergy Capture Upon Merger Closing; Carve-out Financial Work Underway

Joint Implementation Planning

Joint Executive Steering Team

Dow Representation	DuPont Representation
Andrew Liveris – CEO	**Ed Breen – CEO**
Jim Fitterling – COO	**Nick Fanandakis** – CFO
Howard Ungerleider – CFO	**Stacy Fox** – General Counsel
Charles J. Kalil – General Counsel	**David Bills** – SVP Corp. Strategy
Torsten Kraef – Corp. VP Strategy	**Linda West** – VP Corp. Planning

TRACK 1
Close MergeCo

Charles Kalil
Stacy Fox

- Regulatory Clearances
- Pro-forma financials
- S-4 filing and proxy process
- Shareholder votes
- Governance/Leadership of MergeCo
- Operations of MergeCo

TRACK 2
Capture Synergies

Jim Fitterling
Nick Fanandakis

- Prepare "execution-ready" plans to achieve $3B cost synergies ASAP
- Define operating model, org. structure and linkages to "corporate"
- Financial and legal structure

TRACK 3
Plan for Intended Spins

Howard Ungerleider
Linda West

- Determine scope and target timing of each SpinCo
- Deliver carve-out financials
- Legal entity restructuring

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Agenda 14 Form S-4 Financial Highlights Form S-4 DowDuPont Governance Highlights Timeline & Key Workstreams Update DowDuPont Synergies DowDuPont: Unlocking Shareholder Value & Creating Three Leading Businesses Underpinned by Strong Industrial Logic

Total Expected Cost Synergies of ~$3 Billion 15 Note: Numbers may not sum due to rounding. 1. One-time integration costs. Total Cost Synergies ~$3B Total Growth Synergies ~$1B Total Synergies ~$4B Costs to Achieve1 $3.5B - $4.1B 100% of Run-Rate Cost Synergies Achieved within the First 24 Months from Transaction Closing Total DowDuPont Synergies Cost Synergies by Business Cost Synergies by Function ~$3B ~$1.3B ~$1.5B ~$0.3B Specialty Products Material Science Agriculture ~$3B 40% 30% 20% 10% COGS SG&A Leveraged Services R&D

Agriculture Company Overview

Agriculture
Net Sales: **~$16B[1]**

DUPONT + DOW

~$10B | **~$6B**

Agriculture | Agricultural Sciences

INDUSTRY LEADERS FOCUSED ON CORE COMPETENCIES

- World's leading production agriculture business with most comprehensive, balanced and diverse seed and crop protection portfolio with exceptional opportunity for growth
- Robust innovation pipeline of germplasm, biotech traits and crop protection technologies that enable the delivery of a broader suite of stronger products to the market
- Enhanced scale and multiple routes-to-market allow broader reach of complementary offerings and enable deeper customer intimacy that will drive increased grower productivity and profitability globally




Headquarters: Wilmington, Delaware

Credit Profile: Generally consistent with DuPont profile as of Dec. 11, 2015

Cost Synergies:

- Capitalize on DuPont's industry leading seed production processes to enhance field efficiencies and lower unit production costs
- Strategically optimize current production capacity and footprint
- Common crop protection chemistries to drive productivity and scale advantage for capacity and site optimization
- Global manufacturing optimization of synthesis and formulation operations
- Utilizing world-class capabilities in R&D to rationalize and prioritize spending as it relates to breeding, biotechnology and discovery programs
- Streamline back office operations, including IT, customer service and credit
- Global optimization of R&D
- Optimize sales & marketing footprints and go-to-market globally

Growth Synergies:

- Enhance customer value proposition through broader choice of offerings
- Combine technologies and develop new formulations to provide a broad choice of products to customers globally
- Utilize DuPont's advantaged direct to grower and both company's distributor/retail routes-to-market to access larger planted area and expanded customer base
- Drive broader, deeper multi-brand and product strategies to increase cross-sell opportunities

Note: Numbers may not sum due to rounding.
1. Based on Dow's and DuPont's Net Sales as reported in each company's 2015 Form 10-K filing.

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Specialty Products Company Overview

Specialty Products
Net Sales: ~$12B[1]

DuPont ~$10B
- Electronics & Communications
- Nutrition & Health
- Industrial Biosciences
- Safety & Protection

Dow ~$2B
- Consumer Solutions:
  - Dow Electronic Materials

INDUSTRY LEADERS FOCUSED ON CORE COMPETENCIES

- Focused on attractive secular growth end-markets where innovative science capabilities offer a clear competitive advantage
- "Asset lite/high touch": Value added businesses driven by secular trends in consumer spending
- Leading brands and customer intimacy: Tyvek®, Kevlar®, Nomex®, Kapton® and Tedlar®




Headquarters: Wilmington, Delaware

Credit Profile: Investment Grade

Cost Synergies:

- Integrate Dow Electronic Materials and DuPont Electronics & Communications laboratory facilities and technology presence
- Consolidate each parties' Electronics organization into one streamlined business unit structure, optimizing management, sales & marketing, supply chain and back office functions
- Optimize purchasing opportunities in Electronics, particularly regarding precious metals procurement and critical raw materials and indirect materials

Growth Synergies:

- Build a significantly broader toolkit in semiconductor and advanced packaging segments that will lead to accelerated growth in electronics end-markets
- Channel DuPont's next-generation display technologies through Dow's strong sales channel
- Build upon Dow and DuPont's products and application expertise to develop enhanced metallization technologies for higher-efficiency crystalline Si solar cells
- Optimize route-to-market between Material Science Company and Tyvek® enterprise to drive growth in key end-markets

Note: Numbers may not sum due to rounding.
1. Based on Dow's and DuPont's Net Sales as reported in each company's 2015 Form 10-K filing.

17

Material Science Company Overview

Material Science
Net Sales: ~$46B[1]

Dow + DuPont

~$40B	~$5B
Performance Plastics	Performance Materials
Performance Materials & Chemicals	
Infrastructure Solutions	
Consumer Solutions: - Consumer Care - Dow Automotive Systems	

INDUSTRY LEADER FOCUSED ON CORE COMPETENCIES

- Low-cost integration & innovation combined with expanded customer offerings in key growth sectors
- One of the world's largest packaging materials suppliers
- A leader in thermoplastics, elastomers, finished parts and biopolymers
- Greatest breadth of acrylic chain technologies; a leader in extruded polystyrene foam insulation & cellulosic-based construction chemical additives




Headquarters: Midland, Michigan

Credit Profile: Generally consistent with Dow profile as of Dec. 11, 2015

Cost Synergies:

- Optimize selling and administrative costs and eliminate redundancies in cost structure
- Realize efficiencies from applying Dow's advantaged feedstock flexibility in the olefins chain to DuPont's Performance Materials business to drive towards lowest cost production
- Integrate regional ethylene supply positions and leverage Dow's pipeline and storage infrastructure
- Apply Dow's world-class cracker operating excellence and depth across incoming assets to reduce fixed costs
- Optimize product development and commercial footprint to serve customers more cost effectively

Growth Synergies:

- Capitalize on Dow's industry leading olefins integration by channeling excess product supply (e.g., ethylene) to drive incremental production and growth where spare production capacity is available to meet demand – particularly in the U.S. and Europe
- Driving better energy efficiency in construction applications by offering customers a more complete suite of insulation solutions through the combination of technologies and products
- Generating broader suite of value-added products in each automotive system, boosting solution selling opportunities for customers to address fuel efficiency, GHG emissions and safety regulations

Note: Numbers may not sum due to rounding.
1. Based on Dow's and DuPont's Net Sales as reported in each company's 2015 Form 10-K filing.

18

Estimated Corporate & Leveraged Services Synergies

- Streamline costs by achieving top quartile cost position for common corporate functions and driving substantial scale benefit by leveraging across businesses



Cost Synergies by Function
~$3B
~40%
~30%
~20%
~10%
COGS
SG&A
Leveraged Services
R&D

- Developing integration plans for our transactional processes
- Savings from consolidating IT vendor purchases by harmonizing contracts and leveraging larger buying power
- Aggressively reduce facilities footprint by consolidating office, lab and warehouse locations and leveraging larger buying power

19

Agenda 20 Form S-4 Financial Highlights Form S-4 DowDuPont Governance Highlights Timeline & Key Workstreams Update DowDuPont Synergies DowDuPont: Unlocking Shareholder Value & Creating Three Leading Businesses Underpinned by Strong Industrial Logic

A Combination Unlocking Exceptional Value Across Three Leading Businesses


DowDuPont
Agriculture
Revenue: ~$16B[1]
Material Science
Revenue: ~$46B[1]
Specialty Products
Revenue: ~$12B[1]

- Highly-synergistic merger of equals projected[2] to unlock ~$30 billion of market value
- Intent to pursue tax-free[3] separation into three independent companies:
  - Leading Global Pure-play Agriculture Business
  - Leading Global Pure-play Material Science Business
  - Leading Technology and Innovation-driven Specialty Products Business
- Transaction creates ~$3 billion in cost synergies
  - Opportunity for potential growth synergies of ~$1 billion

1. *Based on Dow's and DuPont's Net Sales as reported in each company's 2015 Form 10-K filing.*
2. *Projected $30B in market value based on assumption of an EV/EBITDA multiple of 10x on the $3B in synergies.*
3. *Refers to U.S. taxes only. Intended separation may incur taxes in other jurisdictions.*

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Ag Co: World-Leading, Comprehensive Agriculture Business Most Comprehensive and Diverse Seed and Crop Protection Portfolio 22 World’s leading production agriculture business with most comprehensive, balanced and diverse seed and crop protection portfolio with exceptional opportunity for growth Rich history and sustainable commitment to production agriculture focused on delivering solutions to growers around the world Robust innovation pipeline of germplasm, biotech traits and crop protection technologies that enable the delivery of a broader suite of stronger products to the market Enhanced scale and multiple routes-to-market allow broader reach of complementary offerings and enable deeper customer intimacy that will drive increased grower productivity and profitability globally Combines Portfolios of Leading Products With Strong Capabilities Driving Future growth Crop Protection Germplasm / Traits Seed Brands Traits Insecticides Herbicides Fungicides Other Emerging Technologies Advanced Technologies Specialty Insect Control Portfolio Sulfonylureas Indoxacarb Pyroxsulam Picoxystrobin 1 1. This product is fully approved in the U.S. and Canada. Traits included in these products may or may not be approved in all global markets.

Specialty Products Co: Focused on Attractive Secular Growth End-Markets Where Innovative Science Capabilities Provide Clear Competitive Advantage

- **Unique businesses that share similar investment characteristics and focus on specialty products**
- **Core strengths in product innovation and application development:** Clear capital allocation focus and strong product pipelines
- **Strong portfolio of differentiated offerings:** Highly technical, knowledge-intensive businesses with attractive margins
- **Leading brands and customer intimacy:** Tyvek®, Kevlar®, Nomex®, Corian®, Kapton®, Tedlar®, Danisco® and Genencor®
- **Scale across portfolio:** Global leadership in each business segment

	Specialty Materials		Bio-Based Solutions	
	Electronics	Safety & Protection	Nutrition & Health	Industrial Biosciences
				
Leading Positions	• Solar PV materials • CMP pads • Lithographic materials • Metallization materials • Flexible circuit materials	• Aramid fibers & paper • Protective garments • Solid surface materials • Non-woven films	• Cultures & probiotics • Texturants & ingredient systems • Emulsifiers • Soy proteins	• Industrial enzymes • Biomaterials (Sorona® and Bio-PDO) • Advanced biofuels
Growth Opportunities	• New Display Technologies • Higher Efficiency PV Modules • Heat Dissipation & Thermal Management in Electronics	• Next-Gen Polymers for Demanding Applications • Tyvek® in Filtration and Water Management	• Probiotics & Prebiotics • Systems Solutions • Healthy Offerings for Emerging Geographies	• Probiotics for Animal Nutrition • New Enzymes for Food, Home & Personal Care • Specialty Apparel Applications

Applications of Industrial Biotechnology Across Markets

Key Global Consumer Needs Driving Company Growth


Connectivity and functionality
Protection and sustainable development
Improved health and wellness
Renewable energy and materials

23

Materials Co: Low-Cost Integration & Value-Added Innovation

Underpinned by Operational and Commercial Excellence

ADVANTAGED BACK-INTEGRATION

Building Blocks

- Ethylene
- Propylene
- Silicones

WORLD-CLASS SCIENCE AND ENGINEERING CAPABILITIES

Platforms

- High-Throughput Research
- Catalyst Discovery & Ligand Synthesis
- Polymer Science (DUPONT)
- Material Science (DUPONT)
- Formulation Sciences
- Process Engineering (DUPONT)
- High-Performance Computer Modeling
- Application Development (DUPONT)

NARROWER, DEEPER END MARKET PRESENCE

Solutions

- Packaging
- Transportation
- Infrastructure
- Consumer
- Energy/Water
- Durables & Industrial

~85% OF REVENUE FOCUSED IN THREE KEY END MARKETS

Packaging

- A leader in thermoplastics, elastomers, finished parts and biopolymers
- One of the world's largest packaging materials suppliers
- A leading global provider to the electrical and telecommunications industry

Transportation

- A leader in OEM glass bonding, aftermarket glass bonding, structural bonding and brake fluids
- #2 position in rubber-to-metal bonding and polyurethane systems applications for tier suppliers
- A leader with broad portfolio of solutions, spanning "under the hood", exteriors and "in the car"
- A leader in lightweighting platforms for transmissions, driveline and structural bonding

Infrastructure

- The greatest breadth of acrylic chain technologies, including industry-leading positions in acrylic binders, HEUR rheology modifiers, dispersants and opaque polymers
- A leader in extruded polystyrene foam insulation and cellulosic-based construction chemical additives
- A leader in one-component foams in retail and acrylic-based construction chemicals in North America

24

25 APPENDIX

DuPont Non-GAAP Reconciliations 26 RECONCILIATIONS OF OPERATING EBITDA TO CONSOLIDATED INCOME STATEMENTS (dollars in millions) (1) See Schedule B to DuPont's earnings news release for the fourth quarter and full year 2015 as furnished to the SEC on Form 8-K on January 26, 2016. 2015 Income from continuing operations before income taxes $2,591 Add: Significant items (benefit) charge before income taxes(1) 453 Add: Non-operating pension/OPEB costs 397 Operating earnings before income taxes $3,441 Less: Net income attributable to noncontrolling interests 6 Add: Interest expense 322 Add: Depreciation and amortization 1,338 Adjusted EBITDA from operating earnings $5,095

Dow Non-GAAP Reconciliations 27 EBITDA Reconciliation 2015 Net Income Attributable to The Dow Chemical Company $ 7,685 + Net Income Attributable to Noncontrolling Interests 98 + Provision for Income Taxes 2,147 Income Before Income Taxes $ 9,930 + Depreciation and Amortization 2,521 - Interest Income 71 + Interest expense and amortization of debt discount 946 Earnings before interest, income taxes, depreciation and amortization (EBITDA) $ 13,326 - Total Certain Items included in EBITDA1 3,730 Operating EBITDA (non- GAAP) $ 9,596 RECONCILIATIONS OF OPERATING EBITDA (dollars in millions) (1) For a complete list of certain items, see Dow’s quarterly earnings releases